Exhibit 12

GENERAL MOTORS COMPANY AND SUBSIDIARIES
COMPUTATION OF RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS
(Dollars in millions)

Three Months Ended
March 31, 2014
Loss from continuing operations before income taxes and equity income	$(549)
Fixed charges excluding capitalized interest	442
Amortization of capitalized interest	5
Losses available for fixed charges	$(102)

Interest and related charges on debt	$411
Portion of rentals deemed to be interest	31
Interest capitalized in period	13
Total fixed charges	455
Preferred stock dividends	88
Combined fixed charges and preferred stock dividends	$543

Ratio of earnings to fixed charges	(a)
Ratio of earnings to combined fixed charges and preferred stock dividends	(a)
__________

(a)	Earnings in the three months ended March 31, 2014 were inadequate to cover combined fixed charges and preferred stock dividends by $0.6 billion.